Exhibit 3.1

AMENDMENT NO. 1 TO THE AMENDED AND RESTATED BYLAWS

OF

INVENTRUST PROPERTIES CORP.

Pursuant to resolutions duly adopted by the board of directors of InvenTrust Properties Corp., a Maryland corporation (the “Corporation”), and in accordance with Article IX of the Amended and Restated Bylaws of the Corporation (the “Bylaws”), effective June 19, 2015, the Bylaws are amended as follows:

1.	The Title of the Bylaws is hereby amended to reflect the change of the Corporation’s name by deleting “Inland American Real Estate Trust, Inc.” and replacing it with “InvenTrust Properties Corp.”

2.	Article III, SECTION 13 of the Bylaws is hereby amended and restated in its entirety to read as follows:

“SECTION 13. COMPENSATION OF DIRECTORS. Directors shall not receive any stated salary for their services as directors but, by resolution of the board of directors, or adoption by the board of directors of a director compensation plan or program, directors may receive compensation per year and/or per meeting and/or per visit to real property or other facilities owned or leased by the corporation and for any service or activity they performed or engaged in as directors. Directors may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the board of directors or of any committee thereof and for their expenses, if any, in connection with each property visit and any other service or activity they perform or engage in as directors; but nothing herein contained shall be construed to preclude any directors from serving the corporation in any other capacity and receiving compensation therefor.”

Adopted by the Board of Directors of InvenTrust Properties Corp. on June 19, 2015

/s/ Scott W. Wilton
Scott W. Wilton, Executive Vice President, General Counsel and Secretary